LaSalle Hotel Properties
7550 Wisconsin Avenue, 10th Floor
Bethesda, Maryland 20814

August 2, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Wilson K. Lee
Senior Staff Accountant, Office of Real Estate & Commodities

Re:	LaSalle Hotel Properties
Form 10-K for the fiscal year ended December 31, 2016
Filed February 22, 2017
File No. 001-14045

Dear Mr. Lee:
This correspondence is our response to your comment letter, dated July 27, 2017, regarding our annual report on Form 10-K for the fiscal year ended December 31, 2016 filed on February 22, 2017. For your convenience, we reproduced your comment before our response thereto. Please see attached Annex A.
If you have any further questions concerning the response letter, please contact our outside counsel, Kerry E. Johnson at DLA Piper LLP (US) at (212) 335-4948, or me at (301) 941-1566.
Sincerely,

/s/ Kenneth G. Fuller
Kenneth G. Fuller
Chief Financial Officer, Executive Vice President, Secretary and Treasurer

cc:	Howard Efron, Staff Accountant, Securities and Exchange Commission
Andrew Corsini, KPMG LLP
Kerry E. Johnson, DLA Piper LLP (US)

Annex A
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2016
Non-GAAP Financial Measures

1.
We note that your calculation of EBITDA contains adjustments for items other than interest, taxes, depreciation and amortization. Please revise future filings to ensure that measures calculated differently from EBITDA are not characterized as EBITDA. See Question 103.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.

Response: In future Exchange Act reports, the Company will calculate EBITDA as only containing adjustments for interest, taxes, depreciation and amortization. Future Exchange Act periodic reports will include a reconciliation of the Company’s net income to EBITDA substantially along the lines of the following:
The following is a reconciliation between net income and EBITDA for the years ended December 31, 2017 and 2016 (in thousands):

	2017(1)	2016
Net income	$	$253,135
Interest expense		43,775
Income tax expense (benefit)		5,784
Depreciation and amortization		192,322
EBITDA	$	$495,016
______________

(1)	Information for 2017 will be disclosed in the Company’s annual report on Form 10-K for the fiscal year ending December 31, 2017.